UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-38313

Amber International Holding Limited

(Registrant’s name)

1 Wallich Street, #30-02 Guoco Tower, Singapore 078881

Tel: +65 60220228

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

EXPLANATORY NOTE

Commencing with its fiscal year beginning January 1, 2025, Amber International Holding Limited (the “Company”) will begin reporting its results and will prepare its financial statements in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board as oppose to United States Generally Accepted Accounting Principles (“US GAAP”), which was previously followed. Some prior year information will be restated in accordance with IFRS. Such restated information relates solely to the Company’s transition to IFRS, and there were no prior material errors, corrections or misstatements in the Company’s previously issued financial statements prepared in accordance with US GAAP.

The change is to align with the reporting and preparation of the financial statements of Amber DWM Holding Limited, which was treated as the “acquirer” company for financial reporting purpose in connection with the business combination completed by the Company as of March 12, 2025 (the “Business Combination”). Immediately following the Business Combination, Amber DWM Holding Limited became a subsidiary of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Amber International Holding Limited

By:	/s/ Josephine Ngai
Name:	Josephine Ngai
Title:	Chief Financial Officer

Date: May 22, 2025

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